

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 24, 2014

<u>Via E-mail</u>
Mr. Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

    **RE: Taser International, Inc.
             Form 10-K for the Year Ended December 31, 2013
             Filed March 10, 2014
             File No. 1-16391**

Dear Mr. Behrendt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Terence O'Brien for

                                        John Cash
                                        Accounting Branch Chief